UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                         THE HOUSTON EXPLORATION COMPANY
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    442120101
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2007
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                          (Date of Event which Requires
                            Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 2 OF 4 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            -0-
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 3 OF 4 PAGES
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       The Schedule 13D filed on February 21, 2006 by Jana Partners LLC, a
Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.01 par value, of The Houston Exploration Company (the "Issuer"), as previously amended by Amendment No. 1 to the Schedule 13D filed on April 17, 2006, Amendment No. 2 to the Schedule 13D filed on April 24, 2006, Amendment No. 3 to the Schedule 13D filed on April 28, 2006, Amendment No. 4 to the Schedule 13D filed on May 3, 2006, Amendment No. 5 to the Schedule 13D filed on May 16, 2006, Amendment No. 6 to the Schedule 13D filed on June 2, 2006, Amendment No. 7 to the Schedule 13D filed on June 7, 2006, Amendment No. 8 to the Schedule 13D filed on June 12, 2006, Amendment No. 9 to the Schedule 13D filed on June 22, 2006 and Amendment No. 10 to the Schedule 13D filed on August 22, 2006 and Amendment No. 11 filed on January 9, 2007 is hereby further amended as set forth below by this Amendment No. 12 to the Schedule 13D. This is the final amendment to this Schedule 13D and an exit filing for the Reporting Person.

Item 4.     Purpose of Transaction

      Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

            Pursuant to the terms of the Merger Agreement, the Reporting Person exchanged its Shares on June 6, 2007 for the right to receive total consideration per Share equal to 0.84 shares of Forest Oil common stock and $26.25 in cash, representing a $60.02 per share of consideration based on the average closing price of Forest Oil shares during the ten-day valuation period specified in the Merger Agreement. The amount of the stock over subscription and the exact allocation of the stock merger consideration will not, however, be known until the final results of the election process are determined following the expiration of the guaranteed delivery period, which will expire at 5:00 p.m., New York City time, on June 8, 2007.

Item 5.       Interest in Securities of the Company

    Paragraphs (a)-(c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

            (a)-(c) The Reporting Person disposed of its Shares on June 6, 2007 as described in Item 4 and is the beneficial owner of no Shares of the Issuer.

            (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Shares on June 6, 2007.

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 4 OF 4 PAGES
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                                   SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 8, 2007



                                                    JANA PARTNERS LLC

                                                    BY: /S/ BARRY ROSENSTEIN
                                                    ----------------------------
                                                    Name: Barry Rosenstein
                                                    Title: Managing Partner

                                                    BY: /S/ GARY CLAAR
                                                    ----------------------------
                                                    Name: Gary Claar
                                                    Title: General Partner